UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

as of March 31, 2020, and December 31, 2019

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

As of March 31, 2020 and December 31, 2019

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

As of March 31, 2020 and December 31, 2019

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

as of March 31, 2020 (unaudited) and December 31, 2019

ASSETS	NOTE	03.31.2020	12.31.2019
		CLP (000’s)	CLP (000’s)
Current assets:

Cash and cash equivalents	4	382,144,839	157,567,986
Other financial assets	5	3,703,382	347,278
Other non-financial assets	6	20,580,449	16,188,965
Trade and other accounts receivable, net	7	156,446,702	191,077,588
Accounts receivable from related companies	12.1	10,945,790	10,835,768
Inventory	8	149,603,422	147,641,224
Current tax assets	9	6,256,731	9,815,294
Total Current Assets		729,681,315	533,474,103

Non-Current Assets:
Other financial assets	5	188,757,433	110,784,311
Other non-financial assets	6	111,386,424	125,636,150
Trade and other receivables	7	722,847	523,769
Accounts receivable from related parties	12.1	198,637	283,118
Investments accounted for under the equity method	14	95,603,236	99,866,733
Intangible assets other than goodwill	15	673,629,613	675,075,375
Goodwill	16	117,297,370	121,221,661
Property, plant and equipment	11	711,803,641	722,718,863
Deferred tax assets	10.2	1,566,877	1,364,340
Total Non-Current Assets		1,900,966,078	1,857,474,320

Total Assets		2,630,647,393	2,390,948,423

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

1

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

as of March 31, 2020 (unaudited) and December 31, 2019

LIABILITIES AND EQUITY	NOTE	03.31.2020	12.31.2019
		CLP (000’s)	CLP (000’s)
LIABILITIES
Current Liabilities
Other financial liabilities	17	32,165,790	40,593,878
Trade and other accounts payable	18	202,081,737	243,700,553
Accounts payable to related parties	12.2	50,919,402	53,637,601
Provisions	19	1,581,607	2,068,984
Income taxes payable	9	8,355,314	6,762,267
Employee benefits current provisions	13	23,654,774	38,392,854
Other non-financial liabilities	20	4,294,681	26,502,215
Total Current Liabilities		323,053,305	411,658,352

Other financial liabilities, non-current	17	1,046,143,169	743,327,057
Accounts payable, non-current	18	404,146	619,587
Accounts payable to related companies, non-current	12.2	17,444,941	19,777,812
Other provisions, non-current	19	60,113,164	67,038,566
Deferred tax liabilities	10.2	155,690,545	169,449,747
Employee benefits non-current provisions	13	10,745,637	10,173,354
Non-Current Liabilities:		1,290,541,602	1,010,386,123

EQUITY:	21
Issued capital		270,737,574	270,737,574
Retained earnings		661,236,977	600,918,265
Other reserves		63,172,314	76,993,851
Equity attributable to equity holders of the parent		995,146,865	948,649,690
Non-controlling interests		21,905,621	20,254,258
Total Equity		1,017,052,486	968,903,948
Total Liabilities and Equity		2,630,647,393	2,390,948,423

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

2

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Income by Function

as of March 31, 2020 and 2019 (unaudited)

		01.01.2020	01.01.2019
	NOTE	03.31.2020	03.31.2019
		CLP (000’s)	CLP (000’s)
Net sales		504,614,612	447,262,807
Cost of sales	25	(292,631,142)	(261,430,816)
Gross Profit		211,983,470	185,831,991
Other income	26	597,542	84,771
Distribution expenses	25	(45,964,550)	(41,787,626)
Administrative expenses	25	(90,062,360)	(76,286,339)
Other expenses	27	(3,518,974)	(2,285,124)
Other (loss) gains	29	855	-
Financial income	28	2,111,748	1,034,336
Financial expenses	28	(12,394,064)	(11,025,787)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14.3	1,035,394	616,432
Foreign exchange differences		(799,501)	(776,601)
Income by indexation units		(6,378,331)	1,204,917
Net income before income taxes		56,611,229	56,610,970
Income tax expense	10.1	(7,622,492)	(9,959,916)
Net income		48,988,737	46,651,054

Net income attributable to
Owners of the controller		47,990,518	46,114,636
Non-controlling interests		998,219	536,418
Net income		48,988,737	46,651,054

Earnings per Share, basic and diluted		CLP	CLP
Earnings per Series A Share	21.5	48.29	46.40
Earnings per Series B Share	21.5	53.11	51.04

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

3

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

as of March 31, 2020 and 2019 (unaudited)

	01.01.2020	01.01.2019
	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Net income	48,988,737	46,651,054
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial losses from defined benefit plans	-	-
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(7,732,833)	(46,245,029)
Gain (losses) from cash flow hedges	(12,369,873)	1,349,666
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	-	-

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	5,030,139	76,557
Income tax related to cash flow hedges	1,904,174	(440,130)
Other comprehensive income, total	(13,168,393)	(45,258,936)
Total comprehensive income	35,820,344	1,392,118
Total comprehensive income attributable to:
Equity holders of the controller	34,168,981	1,176,568
Non-controlling interests	1,651,363	215,550
Total comprehensive income	35,820,344	1,392,118

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

4

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the periods ended March 31, 2020 and 2019 (unaudited)

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance as of 01.01.2020	270,737,574	(339,076,340)	(14,850,683)	(2,230,752)	433,151,626	76,993,851	600,918,265	948,649,690	20,254,258	968,903,948
Changes in equity
Comprehensive Income
Earnings	-	-		-	-	-	47,990,518	47,990,518	998,219	48.988.737
Other Comprehensive Income	-	(3,355,585)	(10,465,952)	-	-	(13,821,537)	-	(13,821,537)	653,144	(13.168.393)
Comprehensive Income	-	(3,355,585)	(10,465,952)	-	-	(13,821,537)	47,990,518	34,168,981	1,651,363	35.820.344
Dividends	-	-	-	-	-	-	-	-	-	-
Increase (decrease) from other changes	-	-	-	-	-	-	12,328,194	12,328,194	-	12,328,194
Total changes in equity	-	(3,355,585)	(10,465,952)	-	-	(13,821,537)	60,318,712	46,497,175	1,651,363	48,148,538

Ending balance as of 03.31.2020	270,737,574	(342,431,925)	(25,316,635)	(2,230,752)	433,151,626	63,172,314	661,236,977	995,146,865	21,905,621	1,017,052,486

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Opening balance as of 01.01.2019	270,737,574	(306,674,528)	(13,668,932)	(1,954,077)	433,151,626	110,854,089	462,221,463	843,813,126	19,901,617	863,714,743
Changes in equity
Comprehensive Income
Earnings	-	-	-	-	-	-	46,114,636	46,114,636	536,418	46.651.054
Other Comprehensive Income	-	(45,847,604)	909,536	-	-	(44,938,068)	-	(44,938,068)	(320,868)	(45.258.936)
Comprehensive Income	-	(45,847,604)	909,536	-	-	(44,938,068)	46,114,636	1,176,568	215,550	1.392.118
Dividends	-	-	-	-	-	-	-	-	-	-
Increase (decrease) from other changes	-	-	-	-	1,454,800	1,454,800	10,980,204	12,435,004	-	12,435,004
Total changes in equity	-	(45,847,604)	909,536	-	1,454,800	(43,483,268)	57,094,840	13,611,572	215,550	13,827,122

Ending balance as of 03.31.2019	270,737,574	(352,522,132)	(12,759,396)	(1,954,077)	434,606,426	67,370,821	519,316,303	857,424,698	20,117,167	877,541,865

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

For the periods ended March 31, 2020 and 2019 (unaudited)

		01.01.2020	01.01.2019
Cash flows provided by (used in) Operating Activities	NOTE	03.31.2020	03.31.2019
Cash flows provided by Operating Activities		CLP (000’s)	CLP (000’s)
Receipts from the sale of goods and the rendering of services (including taxes)		744,324,530	679,575,996
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(500,259,388)	(470,190,772)
Payments to and on behalf of employees		(64,198,477)	(57,763,597)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(98,933,698)	(84,474,896)
Dividends received			-
Interest payments		(18,203,609)	(17,176,511)
Interest received		1,646,393	410,545
Income tax payments		(14,579,451)	(9,443,984)
Other cash movements (tax on bank debits Argentina and others)		(1,270,447)	(945,668)
Cash flows provided by (used in) Operating Activities		48,525,853	39,991,113

Cash flows provided by (used in) Investing Activities
Proceeds from sale of Property, plant and equipment		-	1,960
Purchase of Property, plant and equipment		(30,212,523)	(28,250,509)
Payments on forward, term, option and financial exchange agreements		-	14,094
Collection on forward, term, option and financial exchange agreements		3,493,069	-
Other payments on the purchase of financial instruments		(30,747)	-
Net cash flows used in Investing Activities		(26,750,201)	(28,234,455)

Cash Flows generated from (used in) Financing Activities
Loan payments		(1,306,019)	(215,484)
Lease liability payments		(988,415)	(486,259)
Dividend payments by the reporting entity		(22,471,139)	(21,369,142)
Other inflows (outflows) of cash (Placement and payment of public obligations)		225,028,027	(3,455,681)
Net cash flows (used in) generated by Financing Activities		200,262,454	(25,526,566)
Net increase in cash and cash equivalents before exchange differences		222,038,106	(13,769,908)
Effects of exchange differences on cash and cash equivalents		1,294,477	(1,749,589)
Effects of inflation in cash and cash equivalents in Argentina		1,244,270	(223,727)
Net increase (decrease) in cash and cash equivalents		224,576,853	(15,743,224)
Cash and cash equivalents – beginning of period	4	157,567,986	137,538,613
Cash and cash equivalents - end of period	4	382,144,839	121,795,389

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

1 - CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Tax Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (hereinafter “CMF”) and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC). The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a license are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned license covers much of the state of Rio de Janeiro, the entire state of Espíritu Santo, and part of the states of Sao Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Chile expires in October 2023; in Argentina it expires in 2022; in Brazil it expires in 2022, and in Paraguay it expires in 2020.

Said agreements are renewable upon the request of the licensee and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 45.16% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries, which were approved by the Board of Directors on April 28, 2020.

2 - BASIS OF PREPARATION OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1            Accounting principles and basis of preparation

The Company’s Consolidated Interim Financial Statements for the periods ended March 31, 2020 and December 31, 2019 , have been prepared in accordance with the International Financial Reporting Standards (hereinafter "IFRS") issued by the International Accounting Standards Board (hereinafter "IASB").

These Consolidated Interim Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of March 31, 2020 and December 31, 2019 and the results of operations for the periods between January 1 and March 31, 2020 and 2019 , together with the statements of changes in equity and cash flows for the same periods .

These Consolidated Interim Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2            Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the Consolidated Financial Statements from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under "Non-Controlling Interest" and “Earnings attributable to non-controlling interests", respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		03.31.2020			12.31.2019
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	-	99.99	99.99	-	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.70	99.28	99.99	0.70	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.9	0.09	99.99	99.9	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	-	99.99	99.99	-	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	-	99.99	99.99	-	99.99
76.389.720-6	Vital Aguas S.A.	66.50	-	66.50	66.50	-	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3            Investments in associates and joint ventures

Ownership interest held by the Group in joint ventures and associates are recorded following the equity method. According to the equity method, the investment in an associate or joint venture is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group's participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

2.3.1            Investments in Associates

Associates are all entities over which the Group exercises significant influence but does not have control, significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

2.3.2            Joint arrangements

Joint arrangements are those entities in which the Group exercises control through an agreement with other shareholders and jointly with them, that is, when decisions on their relevant activities require the unanimous consent of the parties that share control.

Depending on the rights and obligations of the parties, joint arrangements are classified as:

-	Joint venture: agreement whereby the parties exercising joint control are entitled to the net assets of the entity. Joint ventures are integrated into the consolidated financial statements by the equity method, as described above.

-	Joint operation: agreement whereby the parties exercising joint control are entitled to the assets and obligations with respect to the liabilities related to the agreement. Joint operations are consolidated by proportionally integrating the assets and liabilities affected by said operation.

To determine the type of joint agreement that derives from a contractual agreement, Group Management evaluates the structure and legal form of the agreement, the terms agreed by the parties, as well as other relevant factors and circumstances.

Embotelladora Andina does not have joint arrangements that qualify as a joint operation business.

2.4            Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•	Operation in Chile

•	Operation in Brazil

•	Operation in Argentina

•	Operation in Paraguay

2.5            Functional currency and presentation currency

2.5.1            Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the spot exchange rate in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group's net investment in a business abroad. These differences are recorded in another overall result until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized in another overall outcome.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized in another overall result or in results, respectively).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina's economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) as March 31, 2020, in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

Whereas the functional and presentation currency of Embotelladora Andina S.A. does not correspond to that of a hyperinflationary economy, according to the guidelines set out in IAS 29, the re-expression of periods is not required in the consolidated financial statements of the Group.

Inflation for the periods January to March 2020 and January to December 2019 amounted to 7.37% and 54.85%, respectively.

2.5.2            Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.

•	Cash flow income statement are also translated at average exchange rates for each transaction.

•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date;

•	The income statement is translated at the closing exchange rate at the financial statements date

•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.

•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

2.5.3	Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS		PGY
03.31.2020	852.03	163.85	13.22	0.129	852.03
12.31.2019	748.74	185.76	12.50	0.116	748.74
03.31.2019	678.53	174.13	15.65	0.110	678.53

2.6	Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Furniture and supplies	4-5
Motor vehicles	5-7
Other Property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

If there are items available for sale and comply with the conditions of IFRS 5 "Non-current assets held for sale and discontinued operations" are separated from Property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7	Intangible assets and Goodwill

2.7.1	Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2	Distribution rights

Distribution rights are contractual rights to produce and/or distribute products under the Coca-Cola brand and other brands in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3	Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU).

Regardless of what was stated in the previous paragraph, in the case of CGUs to which capital gains or intangible assets have been assigned with an indefinite useful life, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile (excluding the Metropolitan Region, Rancagua Province and San Antonio Province);

-	Operation in Argentina (North and South region);

-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos S.A. associate);

-	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset's carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual test are:

a)	Discount rate

The discount rate applied in the annual test carried out in December 2019 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate before tax is used according to the following table:

Discount rates 2019
Argentina	35.3%
Chile	8.5%
Brazil	11.4%
Paraguay	11.5%

Management carries out the process of annual goodwill impairment assessments as of December 31 of each year for each CGU.

Impairment indicators have not been identified during the present period.

b)	Other assumptions

The financial projections to determine the net present value of the future cash flows of the CGUs are modeled based on the main historical variables and the respective budgets approved by the CGU. In this regard, a conservative growth rate is used, which reaches 3% for the carbonated beverage category and up to 7% for less developed categories such as juices and waters. Beyond the fifth year of projection, growth perpetuity rates are established per operation ranging from 1% to 2.5% depending on the degree of maturity of the consumption of the products in each operation. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 100 bps as a value in the rate at which future cash flows are discounted to bring them to present value

-	Perpetuity: Increase / Decrease of up to 75 bps in the rate to calculate the perpetual growth of future cash flows

-	EBITDA margin: Increase / Decrease of 100bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2020-2024

The Company conducts impairment analyses on an annual basis, as a result of tests conducted, no signs of impairments in any of the CGUs were identified, assuming conservative EBITDA margin projections in line with market history.

Despite the deterioration in macroeconomic conditions experienced by the economies of the countries where cash-generating units operate, the impairment test resulted in recovery values higher than the book values including sensitivity calculations to which it was submitted.

2.9	Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1	Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI). The classification is based on two criteria: (a) the Group's business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent "solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”).

The subsequent classification and measurement of the Group's financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

-	Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group's instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

-	Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

-	Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group's consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset, but has transferred control of the asset.

2.9.2	Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group's financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group's financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3	Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and

-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10	Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1	Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within "other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within "foreign exchange differences.”  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2	Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under "Other income and losses".  The fair value of these derivatives is recorded under "other current financial assets" or "other current financial liabilities" in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of March 31, 2020, the Company had no implicit derivatives.

2.10.3	Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or

-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position. The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:      Quote values (unadjusted) in active markets for identical assets or liabilities

Level 2:      Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable

Level 3:      Valuation techniques for which the lowest level variable used, which is significant for the calculation, is not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

2.11	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, recognized under other comprehensive income, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12	Trade receivables

Trade accounts receivables and other accounts receivable are measured and recognized at the transaction price at the time they are generated pursuant to IFRS 15, since they do not have a significant financial component, less provision for expected credit losses. This provision is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments and mutual funds with original short-term maturities equal to or less than three months from the date of acquisition.

2.14	Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15	Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

2.16	Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.17	Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.18	Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities). This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor.

2.19	Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated number of bottles in circulation, and a historical average weighted value per bottle or containers. Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.20	Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the good provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.21	Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.22	Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s Consolidated Financial Statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law, unless otherwise agreed in the respective meeting, by the unanimity of the issued shares.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of General Shareholders’ Meeting.

2.23	Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts.

In preparing the consolidated financial statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments.

Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.23.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company's cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.23.2 Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the "multi-period excess earning method", which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.23.3	Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e. by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e. gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.23.4	Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.23.5	Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated based on the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management uses professional judgment in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.24.1	New Standards, Interpretations and Amendments for annual periods beginning on or after January 1, 2020.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, effective at the date of these financial statements, are detailed below.

Revised Conceptual Framework

The IASB issued a Revised Conceptual Framework in March 2018, incorporating some new concepts, providing updated definitions and recognition criterion for assets and liabilities and clarifying some important concepts. Changes in the Conceptual Framework may affect the application of IFRS when no standard applies to a given transaction or event. Application of the revised Conceptual Framework did not have significant impacts on the financial statements of the Company.

Amendments to IFRS which have been issued and are in effect beginning January 1, 2020 are detailed below:

	Amendments	Implementation date
IFRS 3	Definition of a business	January 1,2020
IAS 1 and IAS 8	Definition of material	January 1,2020
IFRS 9, IAS 39 and IFRS 7	Reference Interest Rate Reform	January 1,2020
IFRS 10 and IAS 28	Consolidated Financial Statements - sale or contribution of assets between an investor and its associate or joint venture	To be determined

IFRS 3 Business Combinations - Definition of Business

The IASB issued amendments to the definition of business in IFRS 3 Business Combinations, to help entities determine whether an acquired set of activities and assets is a business or not. The IASB clarifies the minimum requirements for defining a business, eliminates the assessment of whether market participants are able to replace any missing elements, includes guidance to help entities assess whether a process acquired is substantial, reduces the definitions of a business and products and introduces an optional fair value concentration test.

Amendments have to be applied to business combinations or asset acquisitions that occur on or after the start of the first annual reporting period beginning on or after January 1, 2020. As a result, entities do not have to review transactions that occurred in previous periods. Early application is permitted and must be disclosed.

Because the amendments apply prospectively to transactions or other events that occur on or after the date of the first application, most entities will probably not be affected by these amendments in the transition. However, those entities that consider the acquisition of a set of activities and assets after implementing the amendments must first update their accounting policies in a timely manner.

Amendments may also be relevant in other areas of IFRS (e.g. they may be relevant when a controller loses control of a subsidiary and has anticipated the sale or contribution of assets between an investor and its associate or joint venture) (Amendments to IFRS 10 and IAS 28).

Company management performs the impact assessment of the previously mentioned amendments once these types of transactions take place.

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, changes in accounting estimates and errors, to align the definition of "material" in all standards and to clarify certain aspects of the definition. The new definition states that information is material if when omitted, misstated, or reasonably hidden could be expected to influence decisions that primary users of general-purpose of the financial statements make based on those financial statements, which provide financial information about a specific reporting entity.

Amendments should be applied prospectively. Early application is permitted and must be disclosed.

While amendments to the definition of material are not expected to have a significant impact on an entity's financial statements, the introduction of the term "hide" in the definition could impact the way materiality judgments are made, increasing the importance of how information is communicated and organized in the financial statements.

Company management performs the impact assessment of the previously mentioned amendments once these types of transactions take place.

IFRS 9, IAS 39 and IFRS 7 Reference Interest Rate Reform

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7, which concludes the first stage of its work to respond to the effects of the reform of interbank offer rate (IBOR) in financial information. The amendments provide temporary exceptions that allow hedge accounting to continue during the uncertain period, prior to replacing existing benchmark interest rates with near-risk free alternative interest rates.

Amendments should be applied retrospectively. However, any hedge relationship that has previously been discontinued cannot be reinstated with the application of these amendments, nor can a hedge relationship be designated using the retrospect reasoning benefit. Early application is permitted and must be disclosed.

The Company will perform an impact assessment of the amendment once it takes effect.

2.24.2 New Accounting Standards, Interpretations and Amendments with effective application for annual periods beginning on or after January 1, 2020.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards.

	Standards and Interpretations	Mandator y application date
IFRS 17	Insurance Contracts	January 1, 2021

IFRS 17 - Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a new accounting standard for insurance contracts that covers recognition, measurement, presentation and disclosure. Once it enters into force it will replace IFRS 4 Insurance Contracts issued in 2005. The new rule applies to all types of insurance contracts, regardless of the type of entity that issues them.

In June 2019, the IASB issued a draft IFRS 17 standard with proposed amendments. The IASB proposed 12 specific amendments in eight areas, which includes deferring the application date of IFRS 17 for two years, including two additional years of deferral for the application of IFRS 9 to qualified insurance entities (i.e. qualified insurers may apply IFRS 17 and IFRS 9 for the first time in periods beginning on or after January 1, 2023).

In March 2020, the IASB completed its deliberations on the draft IFRS 17 standard and aims to. issue the amendments by mid-2020.

Amendments to IFRS that have been issued to become effective in the near future are detailed below.

	Amendments	Date of application
IAS 1	Classification of liabilities as currents or non-current	January 1, 2021
IFRS 10 and IAS 28	Consolidated Financial Statements - sale or contribution of assets between an investor and its associate or joint venture	To be determined

IAS 1 Presentation of Financial Statements - Classification of liabilities as current or non-current

In June 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify requirements for the classification of liabilities as current or non-current.

The amendments are effective for periods beginning on or after January 1, 2022. Entities should carefully consider whether there are any aspects of the amendments suggesting that the terms of their existing loan agreements should be renegotiated. In this context, it is important to stress that amendments must be implemented retrospectively

IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures – sale or contribution of assets between an investor and its associate or joint venture

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between IFRS 10 requirements and IAS 28 (2011) requirements in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments, issued in September 2014, state that when the transaction involves a business (whether it is in a subsidiary or not) all gains, or losses generated are recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The mandatory implementation date of these amendments is yet to be determined because the IASB is awaiting the results of its research project on accounting according to the equity method of accounting. These amendments must be applied retrospectively, and early adoption is allowed, which must be disclosed.

Company management will perform an impact assessment of the amendments once they become effective.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•	Operation in Chile

•	Operation in Brazil

•	Operation in Argentina

•	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended March 31, 2020	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net sales	174,452,377	114,674,675	170,270,414	46,086,003	(868,857)	504,614,612
Cost of sales	(101,040,630)	(57,873,361)	(109,992,850)	(24,593,158)	868,857	(292,631,142)
Distribution expenses	(16,698,548)	(15,539,806)	(11,229,206)	(2,496,990)	-	(45,964,550)
Administrative expenses	(32,109,430)	(23,382,672)	(27,512,844)	(7,057,414)	-	(90,062,360)
Finance income	1,150,486	491,193	441,509	28,560	-	2,111,748
Financial expense	(4,592,045)	(103,002)	(7,699,017)	-	-	(12,394,064)
Financial expenses, net (*)	(3,441,559)	388,191	(7,257,508)	28,560	-	(10,282,316)
Share of entity in income of associates accounted for using the equity method, total	852,986	-	182,408	-	-	1,035,394
Income tax expense	2,402,183	(5,880,796)	(3,088,297)	(1,055,582)	-	(7,622,492)
Other income(expenses)	(2,791,636)	(4,978,611)	(2,209,420)	(118,742)	-	(10,098,409)
Net income of the segment reported	21,625,743	7,407,620	9,162,697	10,792,677	-	48,988,737

Depreciation and amortization	10,816,949	6,940,502	7,723,520	2,521,870	-	28,002,841

Current assets	475,399,900	65,905,710	135,272,684	53,103,021	-	729,681,315
Non-current assets	657,908,435	185,391,958	780,662,815	277,002,870	-	1,900,966,078
Segment assets, total	1,133,308,335	251,297,668	915,935,499	330,105,891	-	2,630,647,393

Carrying amount in associates and joint ventures accounted for using the equity method, total	51,190,176	-	44,413,060	-	-	95,603,236

Segment disbursements of non-monetary assets	16,638,455	5,316,975	3,804,654	4,452,439	-	30,212,523

Current liabilities	156,312,550	62,001,521	80,855,485	23,883,749	-	323,053,305
Non-current liabilities	716,976,449	15,367,073	540,246,957	17,951,123	-	1,290,541,602
Segment liabilities, total	873,288,999	77,368,594	621,102,442	41,834,872	-	1,613,594,907

Cash flows (used in) provided by in Operating Activities	32,124,708	3,898,814	(1,052,707)	13,555,036	-	48,525,851
Cash flows (used in) provided by Investing Activities	(13,176,133)	(5,316,975)	(3,804,654)	(4,452,439)	-	(26,750,201)
Cash flows (used in) provided by Financing Activities	202,337,657	(242,375)	(1,719,113)	(113,716)	-	200,262,454

(*) Financial expenses associated with external financing for the acquisition of companies, including capital contributions among others, are presented in this item.

For the period ended March 31, 2019	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net sales	156,876,117	96,688,006	155,275,915	38,928,037	(505,268)	447,262,807
Cost of sales	(93,385,760)	(50,895,066)	(95,399,584)	(22,255,674)	505,268	(261,430,816)
Distribution expenses	(15,414,619)	(13,008,047)	(11,091,257)	(2,273,703)	-	(41,787,626)
Administrative expenses	(30,940,384)	(19,344,863)	(20,559,143)	(5,441,949)	-	(76,286,339)
Finance income	354,925	1,112	644,793	33,506	-	1,034,336
Financial expense	(3,303,040)	76,541	(7,799,288)	-	-	(11,025,787)
Financial expenses, net (*)	(2,948,115)	77,653	(7,154,495)	33,506	-	(9,991,451)
Share of entity in income of associates accounted for using the equity method, total	114,254	-	502,178	-	-	616,432
Income tax expense	(4,209,516)	833,300	(5,692,242)	(891,458)	-	(9,959,916)
Other income(expenses)	399,863	(717,790)	(1,326,974)	(127,136)	-	(1,772,037)
Net income of the segment reported	10,491,840	13,633,193	14,554,398	7,971,623	-	46,651,054

Depreciation and amortization	11,462,146	5,112,659	7,084,564	2,283,712	-	25,943,081

Current assets	211,778,902	64,592,109	127,134,325	40,612,383	-	444,117,719
Non-current assets	656,222,747	148,754,258	663,486,501	232,351,146	-	1,700,814,652
Segment assets, total	868,001,649	213,346,367	790,620,826	272,963,529	-	2,144,932,371

Carrying amount in associates and joint ventures accounted for using the equity method, total	50,274,660	-	51,260,363	-	-	101,535,023

Segment disbursements of non-monetary assets	14,073,847	7,513,939	2,793,957	3,868,766	-	28,250,509

Current liabilities	166,974,270	55,613,360	104,141,626	16,249,489	-	342,978,745
Non-current liabilities	482,344,708	11,672,424	415,113,233	15,281,396	-	924,411,761
Segment liabilities, total	649,318,978	67,285,784	519,254,859	31,530,885	-	1,267,390,506
		-	-
Cash flows (used in) provided by in Operating Activities	15,117,688	5,006,662	8,935,499	10,931,264	-	39,991,113
Cash flows (used in) provided by Investing Activities	(14,058,003)	(7,513,729)	(2,793,957)	(3,868,766)	-	(28,234,455)
Cash flows (used in) provided by Financing Activities	(22,179,514)	-	(3,347,052)	-	-	(25,526,566)

(*) Financial expenses associated with external financing for the acquisition of companies, including capital contributions among others, are presented in this item.

4 – CASH AND CASH EQUIVALENTS

The composition of Cash and cash equivalents is as follows:

By item	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Cash	268,514	2,331,714
Bank balances	63,512,875	51,176,617
Time deposits	11,970	-
Other fixed rate instruments	318,351,479	104,059,655
Total cash and cash equivalents	382,144,839	157,567,986

Time deposits expire in less than three months from their acquisition date and accrue market interest for this type of short-term investment. Other fixed-income instruments mainly correspond to purchase transactions with the resale of debt instruments with a maturity of less than 90 days, from the date of investment. There are no restrictions for significant amounts available to cash.

By currency	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
USD	23,368,571	16,733,249
EUR	65,698	9,722
ARS	5,021,080	3,830,199
CLP	302,632,625	78,420,966
PGY	16,286,215	12,383,873
BRL	34,770,650	46,189,977
Cash and cash equivalents	382,144,839	157,567,986

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current	Non-current
Other financial assets	03.31.2020	12.31.2019	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Financial assets measured at amortized cost (1)	21	30,073	1,216,865	1,216,865
Financial assets at fair value (2)	3,703,361	317,205	175,384,309	98,918,457
Other financial assets measured at amortized cost (3)	-	-	12,156,259	10,648,989
Total	3,703,382	347,278	188,757,433	110,784,311

(1)   Financial instrument that does not meet the definition of cash equivalents as defined in Note 2.13.

(2)   See detail in Note 22

(3)   Correspond to the rights in the Argentinean company Alimentos de Soya S.A., which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	03.31.2020	12.31.2019	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Prepaid expenses	15,454,430	11,242,456	491,271	595,045
Tax credit remainder (1)	-	180,695	91,128,287	103,540,639
Guaranty deposit	60,889	422	-	-
Deposit in courts	-	-	17,297,681	19,226,030
Others (2)	5,065,146	4,765,392	2,469,185	2,274,436
Total	20,580,449	16,188,965	111,386,424	125,636,150

(1)   In November 2006, Rio de Janeiro Refrescos Ltda. ("RJR") filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling CLP 103,540 million (BRL 567 million, of which BRL 357 million corresponds to capital and BRL 210 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019. In addition, the company acknowledged the indirect costs (attorneys' fees, consulting, auditing, indirect taxes and other obligations) resulting from the recognition of the right acquired in court, totaling BRL 161 million.

The payment of income tax occurs when liquidating the credit, thus the respective deferred tax liability recorded was CLP 25,200 million (BRL 138 million).

Compañía de Bebidas Ipiranga ("CBI") acquired in September 2013, also filed a court order No. 0014022-71.2000.4.03.6102 in order to recognize the same issue as the one previously described for RJR. In September 2019, the ruling favoring CBI became final, allowing the recovery of the amounts overpaid from September 12, 1990 to December 1, 2013 (date when CBI was incorporated by RJR). CBI's credit will be generated in the name of RJR, however, pursuant to the contractual clause ("Subscription Agreement for Shares and Exhibits"), as soon as collected by RJR, this payment should be immediately paid to former CBI shareholders (supervention favoring former CBI shareholders).

In addition, RJR has an associate called Sorocaba Refrescos SA ("Sorocaba"), where it has a 40% shareholding in the capital, which also filed a court order seeking recognition of the right to the same issue as RJR's action. On June 13, 2019, the ruling favoring Sorocaba became final, allowing the recovery of the amounts overpaid from July 5, 1992 until the date on which the decision became final. The amount of this credit will be calculated and the respective impacts on RJR’s results derived from its participation in Sorocaba will be recognized in the fiscal year ended December 31, 2020.

Based on the information available for the CBI and Sorocaba lawsuits, the Company concluded that there was not enough documentary support to say that the credit is almost certain for the tax authorities and therefore, did not record the respective asset in the booking accounts.

(2)  Other non-financial assets are mainly composed of advances to suppliers

7 – TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is as follows:

	Balance
Trade debtors and other accounts	Current		Non-current
receivable, Net	03.31.2020	12.31.2019	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	112,160,528	150,509,528	-	-
Other debtors	42,718,068	39,620,246	659,003	466,007
Other accounts receivable	1,568,106	947,814	63,844	57,762
Total	156,446,702	191,077,588	722,847	523,769

	Balance
Trade debtors and other accounts	Current		Non-current
receivable, Gross	03.31.2020	12.31.2019	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	116,825,696	153,654,549	-	-
Other debtors	45,732,898	42,719,679	659,003	466,007
Other accounts receivable	1,954,800	1,196,347	63,833	57,762
Total	164,513,394	197,570,575	722,836	523,769

The stratification of the portfolio is as follows:

	Balance
Current trade debtors without impairment impact	03.31.2020 CLP (000’s)	12.31.2019 CLP (000’s)
Less than one month	107,768,863	148,150,717
Between one and three months	4,101,661	1,872,144
Between three and six months	1,972,663	838,277
Between six and eight months	414,748	482,596
Older than eight months	2,567,761	2,310,815
Total	116,825,696	153,654,549

The Company has approximately 266,000 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 64,000 in Chile, 85,000 in Brazil, 59,000 in Argentina and 58,000 in Paraguay.

The movement in the allowance for expected credit losses is presented below:

	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Opening balance	6,492,987	6,298,208
Increase (decrease)	1,464,493	1,762,246
Provision reversal	(78,479)	(1,184,953)
Increases (decrease) for changes of foreign currency	187,692	(382,514)
Sub – total movements	1,573,705	194,779
Ending balance	8,066,692	6,492,987

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Raw materials (1)	91,505,192	93,524,911
Finished goods	35,226,247	32,337,670
Spare parts and supplies	20,889,455	20,769,626
Work in progress	695,941	567,973
Other inventories	4,062,498	3,625,488
Obsolescence provision (2)	(2,775,911)	(3,184,444)
Total	149,603,422	147,641,224

The cost of inventory is recognized as cost of sales which amounts to CLP 255,758,386 thousand and 228,320,016 thousand as of March 31, 2020 and 2019, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Tax credits (1)	6,256,731	9,815,294
Total	6,256,731	9,815,294

(1) Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment, and donations.

The composition of current tax accounts payable is the following:

Tax liabilities	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Income tax expense	8,355,314	6,762,267
Total	8,355,314	6,762,267

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1 Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Current income tax expense	(15,726,757)	(10,558,680)
Current tax adjustment previous period	220,137	-
Foreign dividends withholding expense	(1,786,688)	(815,345)
Other current tax expense (income)	52,797	336,814
Current income tax expense	(17,240,511)	(11,037,211)
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	9,618,019	1,077,295
Expense (income) for deferred taxes	9,618,019	1,077,295
Total income tax expense	(7,622,492)	(9,959,916)

The distribution of national and foreign tax expenditure is as follows:

Income taxes	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Current taxes
Foreign	(14,302,003)	(6,911,910)
National	(2,938,508)	(4,125,301)
Current tax expense	(17,240,511)	(11,037,211)
Deferred taxes
Foreign	4,277,328	1,161,510
National	5,340,691	(84,215)
Deferred tax expense	9,618,019	1,077,295
Income tax expense	(7,622,492)	(9,959,916)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Net income before taxes	56,611,229	56,610,970
Tax expense at legal rate (27.0%)	(15,285,032)	(15,284,962)
Effect of a different tax rate in other jurisdictions	753,388	(201,406)
Permanent differences:
Non-taxable revenues	4,992,486	1,316,716
Non-deductible expenses	512,065	(1,476,889)
Tax effect of excess tax provisioned in previous periods	199,870	(992,874)
Effect of monetary tax restatement Chilean companies	(2,491,749)	(17,568)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	3,696,481	6,697,067
Adjustments to tax expense	6,909,152	5,526,452
Tax expense at effective rate	(7,622,492)	(9,959,916)
Effective rate	13.5%	17.6%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rate
Country	2020	2019
Chile	27.0%	27.0%
Brazil	34.0%	34.0%
Argentina	30.0%	30.0%
Paraguay	10.0%	10.0%

10.2	Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are detailed as follows:

	03.31.2020		12.31.2019
Temporary differences	Assets	Liabilities	Assets	Liabilities
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Property, plant and equipment	5,824,121	46,603,232	5,445,810	51,414,971
Obsolescence provision	1,510,461	-	1,588,563	-
ICMS exclusion credit	-	22,626,305	-	25,651,794
Employee benefits	2,164,125	12,454	5,418,561	12,157
Post-employment benefits	172,307	770,415	148,853	787,576
Tax loss carry forwards (1)	12,754,798	-	7,607,813	-
Tax goodwill Brazil	7,527,930	-	10,341,033	-
Contingency provision	31,271,945	-	34,109,458	-
Foreign Exchange differences (2)	8,120,725	-	9,284,450	-
Allowance for doubtful accounts	793,407	-	756,895	-
Assets and liabilities for placement of bonds	389,111	2,621,431	390,163	1,187,649
Lease liabilities	1,913,402	-	2,242,439	-
Inventories	447,192	-	447,192	-
Distribution rights	-	157,673,460	-	163,107,412
Hedging derivatives	7,685,417	-	-	-
Others	3,895,083	8,286,395	-	3,705,078
Subtotal	84,470,024	238,593,692	77,781,230	245,866,637
Total assets and liabilities net	1,566,877	155,690,545	1,364,340	169,449,747

(1)	Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. Tax losses have no expiration date in Chile

(2)	Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda. and which for tax purposes are recognized in Brazil then incurred.

The movement in deferred income tax accounts is as follows:

Movement	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Opening Balance	168,085,407	145,245,948
Increase (decrease) in deferred tax	(9,618,019)	20,905,005
Increase (decrease) due to foreign currency translation (*)	(4,343,720)	1,934,454
Total movements	(13,961,739)	22,839,459
Ending balance	154,123,668	168,085,407

(*) Includes IAS 29 effect, due to inflation in Argentina

39

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are detailed below at the end of each period:

Property, plant and equipment, gross	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Construction in progress	29,291,155	27,290,581
Land	102,263,633	104,196,754
Buildings	293,317,015	299,282,674
Plant and equipment	580,376,927	571,154,695
Information technology equipment	24,580,759	23,912,963
Fixed installations and accessories	48,947,351	46,062,659
Vehicles	51,176,099	55,128,493
Leasehold improvements	187,331	214,886
Rights of use (1)	38,513,616	40,498,400
Other properties, plant and equipment (2)	446,618,900	452,600,945
Total Property, plant and equipment, gross	1,615,272,786	1,620,343,050

Accumulated depreciation of Property, plant and equipment	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Buildings	(88,354,785)	(87,308,899)
Plant and equipment	(399,453,319)	(385,801,471)
Information technology equipment	(19,798,627)	(18,911,118)
Fixed installations and accessories	(28,871,763)	(26,219,378)
Vehicles	(31,035,649)	(33,167,346)
Leasehold improvements	(149,558)	(144,865)
Rights of use (1)	(9,983,435)	(8,254,568)
Other properties, plant and equipment (2)	(325,822,009)	(337,816,542)
Total accumulated depreciation	(903,469,145)	(897,624,187)

Total Property, plant and equipment, net	711,803,641	722,718,863

(1) For adoption of IFRS 16. See details of underlying assets in Note 11.1

(2) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Bottles	45,634,934	44,071,742
Marketing and promotional assets	57,830,361	57,442,154
Other Property, plant and equipment	17,331,596	13,270,507
Total	120,796,891	114,784,403

40

11.1	Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Right-of- use, net	Property, plant & equipment, net
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Opening balance at January 1, 2020	27,290,581	104,196,754	211,973,775	185,353,224	5,001,845	19,843,281	21,961,147	70,021	114,784,403	32,243,832	722,718,863
Additions	5,997,662	-	2,897	2,916,462	14,080	-	133,276	-	12,304,443	-	21,368,820
Additions right-of-use (1)	-	-	-	-	-	-	-	-	-	327,538	327,538
Divestitures	-	-	-	(1,842)	-	-	(13,086)	-	(2,319,813)	-	(2,334,741)
Transfers between items of Property, plant and equipment	(5,432,167)	-	628,055	1,059,793	54,405	-	536,923	-	3,152,991	-	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(1,962,587)	(9,420,221)	(541,935)	(814,119)	(1,552,319)	(27,981)	(10,946,943)	-	(25,266,105)
Amortization	-	-	-	-	-	-	-	-	-	(2,196,801)	(2,196,801)
Increase (decrease) to due foreign currency translation differences	1,435,079	(1,911,184)	(5,922,607)	3,182,656	(21,864)	1,046,427	(930,670)	(4,267)	3,283,184	(1,838,934)	(1,682,180)
Other increases (decreases) (2)	-	(21,937)	242,697	(2,166,464)	275,601	(1)	5,179	-	538,626	(5,454)	(1,131,753)
Total movements	2,000,574	(1,933,121)	(7,011,545)	(4,429,616)	(219,713)	232,307	(1,820,697)	(32,248)	6,012,488	(3,713,651)	(10,915,222)
Ending balance al 03.31.2020	29,291,155	102,263,633	204,962,230	180,923,608	4,782,132	20,075,588	20,140,450	37,773	120,796,891	28,530,181	711,803,641

(1)	For IFRS 16 adoption. See detail of underlying assets in Note 11.1

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina

Right of use assets as of March 31, 2020 is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Buildings	1,447,183	(454,762)	992,421
Plant and Equipment	28,007,910	(6,832,680)	21,175,230
IT Equipment	256,673	(84,989)	171,684
Motor vehicles	3,840,998	(1,064,456)	2,776,542
Others	4,960,852	(1,546,548)	3,414,304
Total	38,513,616	(9,983,435)	28,530,181

Lease liabilities interest expense at the closing of the period reached CLP 572,406 thousand

41

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Right-of- use, net	Property, plant & equipment, net
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Opening balance at January 1, 2019	26,048,670	100,479,196	214,160,351	207,403,985	5,184,721	21,057,169	21,798,601	32,177	114,606,098	-	710,770,968
Additions	49,134,461	-	749,800	11,582,259	675,974	7,271	(342,001)	1,309	32,640,210	-	94,449,283
Additions right-of-use (1)	-	-	-	-	-	-	-	-	-	21,721,728	21,721,728
Divestitures	(8,761)	-	(5,902)	(352,204)	(977)	(8,911)	(52,095)	(155)	(1,135,304)	-	(1,564,309)
Transfers between items of property, plant and equipment	(48,358,902)	2,268,316	430,971	20,735,065	1,019,048	1,379,012	7,650,847	65,250	14,810,393	-	-
Right-of-use transfers (1)	(25,991)	-	(266,007)	(13,788,120)	(23,712)	-	(1,181,465)	-	(2,520,405)	17,805,700	-
Depreciation expense	-	-	(7,681,481)	(37,572,910)	(1,949,851)	(2,977,512)	(6,267,039)	(30,737)	(42,410,016)		(98,889,546)
Amortization (2)	-	-	-	-	-	-	-	-	-	(8,254,568)	(8,254,568)
Increase (decrease) to due foreign currency translation differences	688,063	1,529,526	4,685,319	3,228,519	83,757	386,253	464,563	2,177	2,216,555	1,024,539	14,309,271
Other increase (decrease) (3)	(186,959)	(80,284)	(99,276)	(5,883,370)	12,885	(1)	(110,264)	-	(3,423,128)	(53,567)	(9,823,964)
Total movements	1,241,911	3,717,558	(2,186,576)	(22,050,761)	(182,876)	(1,213,888)	162,546	37,844	178,305	32,243,832	11,947,895
Ending balance at 12.31.2019	27,290,581	104,196,754	211,973,775	185,353,224	5,001,845	19,843,281	21,961,147	70,021	114,784,403	32,243,832	722,718,863

(1)	By adoption of IFRS 16.

(2)	Of the total of CLP 8,254,468 thousand recorded as amortization for the current period, CLP 5,994,037 thousand correspond to right-of-use amortization arising from the adoption of the IFRS, effective beginning on January 1, 2019. The remaining CLP 2,260,531 thousand correspond to depreciation (today amortization) of goods acquired under the financial lease method, which until December 31, 2018 were classified and valued pursuant to the accounting criteria of Property, plant and equipment.

(3)	Mainly correspond to the effects of adopting IAS 29 in Argentina.

42

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1	Accounts receivable:

					03.31.2020		12.31.2019
Tax ID No.	Company	Relationship	Country	Currency	Current	Non-Current	Current	Non-Current
					CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	5,631,118	-	6,589,539	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	14,839	198,637	14,839	283,118
Foreign	Coca-Cola de Argentina	Director related	Argentina	ARS	2,060,605	-	1,203,389	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	683,898	-	428,802	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	268,955	-	278,176	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	347,768	-	217,510	-
96.919.980-7	Cervecería Austral S.A.	Director related	Chile	USD	41,106	-	45,644	-
77.755.610-K	Comercial Patagona Ltda.	Director related	Chile	CLP	4,027	-	3,872	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	7,855	-	-	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	1,815,277	-	2,003,203	-
76.140.057-6	Monster	Associate	Chile	CLP	70,342	-	50,794	-
Total					10,945,790	198,637	10,835,768	283,118

12.2	Accounts payable:

					03.31.2020		12.31.2019
Tax ID No.	Company	Relationship	Country	Currency	Current	Non-Current	Current	Non-Current
					CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	21,825,958	-	20,555,135	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	9,178,404	17,444,941	14,888,934	19,777,812
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	6,069,500	-	6,359,797	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	9,319,808	-	5,887,070	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	1,047,773	-	1,841,377	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	997,700	-	827,300	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	978,664	-	1,247,961	-
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	CLP	18,568	-	25,202	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	244,278	-	275,565	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	891,709	-	929,986	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	336,744	-	765,521	-
Foreign	Coca-Cola Panama	Shareholder related	Panamá	USD	7,739	-	7,739	-
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	BRL	2,557	-	26,014	-
Total					50,919,402	17,444,941	53,637,601	19,777,812

12.3	Transactions:

Tax ID No.	Company	Relationship	Country	Transaction description	Currency	Accumulated 03.31.2020	Accumulated 12.31.2019
						CLP (000’s)	CLP (000’s)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Concentrate purchase	CLP	36,032,363	150,548,253
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Advertising services purchase	CLP	-	4,369,500
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Water source lease	CLP	624,618	5,324,194
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	478,597	1,196,793
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	CLP	4,526,393	19,422,280
86.881.400-4	Envases CMF S.A.	Associate	Chile	Raw material purchase	CLP	3,278,250	16,814,062
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	CLP	173,876	281,174
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	1,713,608	6,425,579
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	CLP	4,580,947	521,466
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging/raw materials	CLP	-	6,132,091
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of finished products	CLP	16,961,659	50,315,292
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of services and others	CLP	141,908	268,526
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	133,484	212,517
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	1,111,267	3,208,559
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Raw material and material purchase	CLP	18,568	93,117
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Concentrate purchase	BRL	21,163,730	91,426,935
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursements and other purchases	BRL	485,384	5,977,419
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Concentrate purchase	ARS	26,037,131	97,321,567
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising participation	ARS	1,070,718	4,111,764
Foreign	KAIK Participações	Associate	Brazil	Reimbursements and other purchases	BRL	6,722	39,382
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Product purchase	BRL	197,062	1,049,709
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	1,102,555	3,959,962
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of fees and services	ARS	420,279	802,563
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Product purchase	ARS	1,269,433	4,274,236
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials and materials	CLP	8,666	-
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials and materials	CLP	5,090	-

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Executive wages, salaries and benefits	3,051,748	2,710,843
Director allowances	378,000	370,000
Total	3,429,748	3,080,843

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Accrued vacation	16,175,556	17,584,587
Participation in profits and bonuses	7,572,339	20,896,357
Indemnities for years of service	10,652,517	10,085,264
Total	34,400,411	48,566,208

	CLP (000’s)	CLP (000’s)
Current	23,654,774	38,392,854
Non-current	10,745,637	10,173,354
Total	34,400,411	48,566,208

13.1	Indemnities for years of service

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Opening balance	10,085,264	9,415,541
Service costs	265,585	784,984
Interest costs	90,630	354,471
Actuarial losses	529,224	(210,956)
Benefits paid	(318,186)	(258,776)
Total	10,652,517	10,085,264

13.1.1	Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	03.31.2020	12.31.2019

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate	RV-2014	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2	Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Wages and salaries	52,552,478	45,603,850
Employee benefits	12,992,353	12,316,439
Severance benefits	1,127,469	1,076,372
Other personnel expenses	4,373,279	3,793,308
Total	71,045,579	62,789,969

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1        Description

Investments in associates using equity method of accounting are detailed as follows:

			Functional	Investment value		Ownership interest
Taxpayer ID	Company	Country	currency	03.31.2020	12.31.2019	03.31.2020	12.31.2019
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	19,936,370	18,561,835	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brasil	BRL	15,708,964	17,896,839	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brasil	BRL	1,164,683	1,313,498	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brasil	BRL	57,383	65,301	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brasil	BRL	21,910,095	24,636,945	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brasil	BRL	5,571,935	6,250,481	7.52%	7.52%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	31,253,806	31,141,834	35.00%	35.00%
Total				95,603,236	99,866,733

1.	In Envases CMF S.A., regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

2.	In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors

14.2        Movement

The movement of investments in other entities accounted for using the equity method is shown below:

Description	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Opening balance	99,866,733	102,410,945
Investment increases in associates (Capital contributions to Leão Alimentos y Bebidas Ltda. and Coca-Cola del Valle New Ventures S.A.	394,415	-
Dividends received	-	(1,076,491)
Share in operating income	1,405,251	(2,495,621)
Amortization unrealized income in associates	(130,765)	(919,462)
Increase (decrease) in foreign currency translation, investments in associates	(5,932,399)	1,947,362
Ending balance	95,603,236	99,866,733

The main movements are explained below:

•	In December 2019, Leão Alimentos e Bebidas Ltda. performed an impairment provision at its Linhares Plant for BRL 256 million. Andina recognized as results for the 2019 fiscal year, a loss of CLP 4,671 million.

•	In 2019 Sorocaba Refrescos S.A., Coca-Cola del Valle and CMF distributed dividends.

14.3        Reconciliation of share of profit in investments in associates:

Description	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Equity value on income of associates	1,405,251	802,501
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(239,091)	(207,387)
Amortization goodwill in the sale of fixed assets of Envases CMF S.A.	-	21,318
Amortization goodwill preferred rights CCDV S.A.	(130,766)	-
Income statement balance	1,035,394	616,432

14.4        Summary financial information of associates:

At March 31, 2020:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Total assets	77,090,713	101,553,228	10,289,002	345,094	208,866,113	90,476,960	103,231,049
Total liabilities	37,004,809	46,778,039	31	201,631	35,259,759	24,036,999	16,366,864
Total revenue	18,339,647	11,147,624	36,625	140,186	19,625,995	6,842,271	6,880,728
Net income (loss) of associates	1,917,605	812,216	36,625	140,186	(1,008,797)	(229,961)	627,315

Reporting date	03.31.020	02.29.2020	02.29.2020	02.29.2020	02.29.2020	02.29.2020	02.29.2020

At March 31, 2019:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Total assets	76,326,363	104,673,034	10,629,063	369,076	239,504,293	94,999,707	97,597,055
Total liabilities	38,043,156	47,495,956	33	214,229	46,038,931	21,702,592	12,337,638
Total revenue	15,791,790	12,683,683	60,408	151,365	25,064,928	7,599,223	9,083,690
Net income (loss) of associates	369,670	2,297,023	60,408	151,365	(422,740)	(198,405)	475,685

Reporting date	03.31.2019	02.28.2019	02.28.2019	02.28.2019	02.28.2019	02.28.2019	03.31.2019

15 -INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	March 31, 2020			December 31, 2019
	Gross	Accumulated	Net	Gross	Accumulated	Net
Description	Value	Amortization	Value	Value	Amortization	Value
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Distribution rights (1)	665,675,683	(367,878)	665,307,805	667,148,383	(393,187)	666,755,196
Software	34,553,886	(26,621,171)	7,932,715	34,347,843	(26,484,427)	7,863,416
Others	683,529	(294,436)	389,093	750,309	(293,546)	456,763
Total	700,913,098	(27,283,485)	673,629,613	702,246,535	(27,171,160)	675,075,375

(1)	Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

The distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life and are not subject to amortization: except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	305,214,708	305,235,247
Brazil (Rio de Janeiro, Espírito Santo, Ribeirão Preto and investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	165,488,500	187,616,890
Paraguay	192,268,251	171,841,663
Argentina (North and South)	2,336,346	2,061,396
Total	665,307,805	666,755,196

The movement and balances of identifiable intangible assets are detailed as follows:

	January 1 to March 31, 2020				January 1 to December 31, 2019
	Distribution				Distribution
Description	Rights	Others	Software	Total	Rights	Others	Software	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance	666,755,196	456,763	7,863,416	675,075,375	661,026,400	430,196	7,365,957	668,822,553
Additions	125,520	-	772,524	898,044	-	-	3,296,558	3,296,558
Amortization	(108,444)	-	(539,935)	(648,379)	(133,753)	-	(2,324,225)	(2,457,978)
Other increases (decreases) (1)	(1.464.467)	(67,670)	(163,290)	(1,695,427)	5,862,549	26,567	(474,874)	5,414,242
Ending balance	665,307,805	389,093	7,932,715	673,629,613	666,755,196	456,763	7,863,416	675,075,375

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 - GOODWILL

Movement in Goodwill is detailed as follows:

Operating segment	01.01.2020	Foreign currency translation differences from functional currency	03.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	75,674,072	(8,804,954)	66,869,118
Argentine operation	29,750,238	4,013,344	33,763,582
Paraguayan operation	7,294,328	867,319	8,161,647
Total	121,221,661	(3,924,291)	117,297,370

Operating segment	01.01.2019	Foreign currency translation differences from functional currency	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	73,080,100	2,593,972	75,674,072
Argentine operation	28,318,129	1,432,109	29,750,238
Paraguayan operation	7,327,921	(33,593)	7,294,328
Total	117,229,173	3,992,488	121,221,661

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	03.31.2020	12.31.2019	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank loans (17.1.1 – 2)	764,401	1,438,161	743,515	909,486
Bonds payable, net[1] (17.2)	13,723,622	21,604,601	1,011,611,562	718,962,871
Deposits in guarantee	11,601,661	11,163,005	-	-
Derivative contract liabilities (Note 22)	198,540	374,576	13,082,435	-
Leasing agreements (17.4.1 – 2)	5,877,566	6,013,535	20,705,657	23,454,700
Total	32,165,790	40,593,878	1,046,143,169	743,327,057

1Amounts net of placement expenses and discounts related to placement

The fair value of financial assets and liabilities is presented below:

Current	Book Value 03.31.2020	Fair Value 03.31.2020	Book Value 12.31.2019	Fair Value 12.31.2019
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Cash and cash equivalent (2)	382,144,839	382,144,839	157,567,986	157,567,986
Other financial assets (1)	3,703,361	3,703,361	317,205	317,205
Trade debtors and other accounts receivable (2)	156,446,702	156,446,702	191,077,588	191,077,588
Accounts receivable related companies (2)	10,945,790	10,945,790	10,619,740	10,619,740
Bank loans (2)	764,401	724,318	1,438,161	1,434,255
Bonds payable (2)	13,723,622	15,462,837	21,604,601	24,188,060
Bottle guaranty deposits (2)	11,601,661	11,601,661	11,163,005	11,163,005
Derivative contracts liabilities (see note 22) (1)	198,540	198,540	374,576	374,576
Leasing agreements (2)	5,877,566	5,877,566	6,013,535	6,013,535
Accounts payable (2)	202,081,737	202,081,737	243,700,553	243,700,553
Accounts payable related companies (2)	50,919,402	50,919,402	53,637,601	53,637,601

Non-current	03.31.2020	03.31.2020	12.31.2019	12.31.2019
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Other financial assets (1)	175,384,309	175,384,309	98,918,457	98,918,457
Accounts receivable, non-current (2)	722,836	722,836	523,769	523,769
Accounts receivable related companies (2)	198,637	198,637	283,118	283,118
Bank loans (2)	743,515	711,060	909,486	867,025
Bonds payable (2)	1,011,611,562	1,069,220,583	718,962,871	803,017,145
Leasing agreements (2)	20,705,657	20,705,657	23,454,700	23,454,700
Accounts payable, non-current (2)	404,146	404,146	619,587	619,587

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade and Other Accounts Receivable, Accounts Receivable, Bottle Guarantee Deposits and Trade Accounts Payable, and Other Accounts Payable present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1.1 Bank obligations, current

						Maturity						Total
Indebted entity			Creditor entity				Type of	Effective	Nominal	Up to	90 days to	at	at
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	Rate	90 days	1 year	03.31.2020	12.31.2019
										CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	382,200	382,201	764,401	748,838
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	ARS	Upon maturity	82.00%	82.00%	-	-	-	8,453
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Monthly	6.63%	6.63%	-	-	-	635,727
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Quarterly	4.50%	4.50%	-	-	-	45,143
Total												764,401	1,438,161

17.1.2 Bank obligations, non-current

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More than 2 years Up to 3	More than 3 years Up to 4	More than 4 years Up to 5	More than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	years	years	years	Years	03.31.2020
										CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	743,515	-	-	-	-	746,515
TOTAL															743,515

17.1.2 Bank obligations, non-current previous year

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More than 2 years Up to 3	More than 3 years Up to 4	More than 4 years Up to 5	More than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	years	years	years	Years	03.31.2019
										CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	736,033	-	-	-	-	736,033
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Monthly	6.63%	6.63%	44,621	44,621	44,621	39,590	-	173,453
TOTAL															909,486

17.1.3 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2            Bonds payable

During 2018, Andina carried out a debt restructuring process that consisted of a partial repurchase in the amount of USD 210 million of the 144A/RegS Senior Notes and refinancing it with the placement of Series F bonds in the local market in the amount of UF 5.7 million due 2039 and accruing an annual interest rate of 2.83%. The costs corresponding to the repurchase of bonds, associated with premium payments, overpricing and proportional amortization of placement costs and discounts in bonds in original U.S. Dollars amounting to CLP 9,583,000 thousand, were recorded in results under the item financial costs.

On January 21, 2020, the Company issued corporate bonds on the international market for USD 300 million with a 30-year maturity, with a bullet structure and an annual interest rate of 3.950%.

	Current		Non-current		Total
Composition of bonds payable	03.31.2020	12.31.2019	03.31.2020	12.31.2019	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bonds (face value) [2]	14,668,575	22,189,595	1,019,817,066	721,950,553	1,034,485,641	744,140,148

2 Gross amounts, do not consider placement expenses and discounts related to placement

17.2.1        Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market and bonds in U.S. dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

		Current Nominal	Adjustment	Interest	Final	Interest	Current		Non-current
Bonds	Series	amount	Unit	Rate	Maturity	payment	03.31.2020	12.31.2019	03.31.2020	12.31.2019
							CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration N°254 06.13.2001	B	1,891,186	UF	6.5%	06-01-2026	Semi-annually	8,051,339	7,160,809	47,133,175	46,659,296
CMF Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semi-annually	210,045	630,731	42,896,190	42,464,910
CMF Registration N°759 08.20.2013	C	250,000	UF	3.5%	08-16-2020	Semi-annually	3,589,675	7,168,907	-	-
CMF Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semi-annually	520,545	1,587,051	114,389,840	113,239,760
CMF Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semi-annually	259,853	1,048,938	85,792,389	84,929,828
CMF Registration N°912 10.10.2018	F	5,700,000	UF	2.83%	09-25-2039	Semi-annually	73,899	1,195,700	163,005,522	161,366,658
Bonds USA	-	365,000,000	USD	5.0%	10-01-2023	Semi-annually	-	3,397,459	310,990,950	273,290,101
Bonds USA 2	-	300,000,000	USD	3.95%	01-21-2050	Semi-annually	1,963,219	-	255,609,000	-
Total							14,668,575	22,189,595	1,019,817,066	721,950,553

17.2.3	Non-current maturities

		Year of maturity				Total non- current
	Series	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5	03.31.2020
		CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration N°254 06.13.2001	B	7,401,686	7,882,790	8,395,172	23,453,527	47,133,175
CMF Registration N°641 08.23.2010	C	3,899,654	3,899,654	3,899,654	31,197,228	42,896,190
CMF Registration N°760 08.20.2013	D	-	-	-	114,389,840	114,389,840
CMF Registration N°760 04.02.2014	E	-	-	-	85,792,389	85,792,389
CMF Registration N°912 10.10.2018	F	-	-	-	163,005,522	163,005,522
USA Bonds	-	-	-	310,990,950	-	310,990,950
USA 2 Bonds	-	-	-	-	255,609,000	255,609,000
Total		11,301,340	11,782,444	323,285,776	673,447,506	1,019,817,066

17.2.4	Market rating

The bonds issued on the Chilean market had the following rating:

AA     :     ICR Compañía Clasificadora de Riesgo Ltda. rating

AA     :     Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB     :     Standard&Poors Global Ratings

BBB+   :     Fitch Ratings Inc.

17.2.5	Restrictions

17.2.5.1	Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.5.2	Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA that was agreed on each bond issue is included.

Restrictions on the issuance of bonds for a fixed amount registered under number 254.

•	Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of March 31, 2020, indebtedness level is 0.88 times of Consolidated Equity.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of March 31, 2020, this ratio is 1.69 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

•	Maintain a level of "Net Financial Debt" within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position. To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer's financial debt and cash.

As of March 31, 2020, Net Financial Debt level was 0.51 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of March 31, 2020, this ratio is 1.69 times.

•	Maintain a level of "Financial net coverage" in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer's Ebitda for the past 12 months and net financial expenses (financial income minus financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of March 31, 2020, Net Financial Coverage level is 246.79 times.

Restrictions to bond lines registered in the Securities Registrar under numbers 759 and 760 D-E.

•	Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of March 31, 2020, Indebtedness Level is 0.51 times of Consolidated Equity.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of March 31, 2020, this ratio is 1.69 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as "TCCC" or the "Licensor" for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called "Metropolitan Region". This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

Restrictions to bond lines registered in the Securities Registrar under number 912.

•	Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times.

For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of March 31, 2020, this ratio equals 0.51 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of March 31, 2020, this ratio equals 1.69 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

As of March 31, 2020, and December 31, 2019, the Company complies with all financial collaterals.

17.2.6	Repurchased bonds

On January 21, 2020, the Company issued corporate bonds on the international market for USD 300 million. The transaction consisted of the issuance of 30-year bonds with bullet structure and an annual coupon rate of 3.950%. In parallel, derivatives (Cross Currency Swaps) have been contracted that cover 100% of the financial obligations of the bond that are denominated in US dollars re-denominating that liability to UFs.

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. As of December 31, 2019, these issues are held by Andina. On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora are Andina S.A., the latter becoming the creditor of the above-mentioned Brazilian subsidiary. Consequently, the assets and liabilities related to the transaction have been eliminated from these Consolidated Financial Statements. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary; consequently, the effects of exchange rate differences between the dollar and the functional currency of each one has been recorded in other comprehensive income.

17.3 Derivative contract obligations

Please see details in Note 22

17.4.1	Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Type of	Effective	Nominal	Up to	90 days to	at	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	Rate	90 days	1 year	03.31.2020	12.31.2019
									CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	12.28%	149,659	563,659	713,318	839,502
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.65%	7.39%	77,387	240,906	318,293	360,854
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Imóveis	Brazil	BRL	Monthly	8.20%	8.20%	79,690	186,135	265,825	300,338
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	6.56%	6.56%	112,220	326,577	438,797	497,386
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	12.00%	25,245	75,735	100,980	132,815
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	12.00%	37,784	113,351	151,134	88,739
Embotelladora del Atlántico S.A.	Argentina	Foreign	Inmuebles	Argentina	ARS	Monthly	50.00%	50.00%	59,081	91,561	150,641	189,320
Vital Aguas S.A	Chile	76.389.720-6	Coca Cola del Valle New Ventures S.A	Chile	CLP	Linear	6.20%	6.20%	288,918	880,966	1,169,884	1,169,884
Envases Central S.A	Chile	96.705.990-0	Coca Cola del Valle New Ventures S.A	Chile	CLP	Linear	6.20%	6.20%	567,959	1,731,820	2,299,779	2,198,998
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	0.00%	0.00%	67,229	201,686	268,915	235,699
										Total	5,877,566	6,013,535

The Company maintains lease agreements on forklifts, vehicles, real estate and machinery. These leases have an average life of between one and eight years without including a renewal option in the contracts.

17.4.2	Non-current liabilities for leasing agreements, non-current

								Maturity
Indebted Entity		Creditor Entity				Type of	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more tan	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	3 years	4 years	5 years	5 years	03.31.2020
									CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	12.28%	836,599	945,357	1,068,253	1,207,126	6,734,584	10,791,919
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.65%	7.39%	239,270	97,912	-	-	-	337,182
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Inmuebles	Brazil	BRL	Monthly	8.20%	8.20%	87,213	8,066	-	-	-	95,279
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	6.56%	322,542	313,282	299,034	292,124	331,351	1,558,333
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	12.00%	-	100,980	-	-	-	100,980
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	12.00%	-	302,268	-	302,268	201,512	806,049
Embotelladora del Atlántico S.A.	Argentina	Foreign	Inmuebles	Argentina	ARS	Monthly	50.00%	50.00%	-	37,455	-	-	-	37,455
Vital Aguas S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	6.2%	0.27%	1,962,442	-	-	-	-	1,962,442
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	6.7%	0.27%	4,627,500	-	-	-	-	4,627,500
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	0.00%	0.00%	-	388,520	-	-	-	388,520
													Total	20,705,657

17.4.3 Non-current liabilities for leasing agreements (previous year)

								Maturity
Indebted Entity		Creditor Entity				Type of	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more tan	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2019
									CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	13.00%	12.28%	948,466	1,071,766	1,211,096	1,368,538	8,101,730	12,701,596
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.65%	7.39%	271,264	111,005	-	-	-	382,269
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Inmuebles	Brazil	BRL	Monthly	8.20%	8.20%	97,784	9,144	-	-	-	106,928
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	6.56%	365,671	355,172	339,020	331,185	375,688	1,766,736
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	12.00%	-	398,442	-	343,104	-	741,546
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	12.00%	-	110,924	-	-	-	110,924
Embotelladora del Atlántico S.A.	Argentina	Foreign	Inmuebles	Argentina	ARS	Monthly	50.00%	50.00%	-	55,222	-	-	-	55,222
Vital Aguas S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	6.2%	0.27%	2,242,278	-	-	-	-	2,242,278
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	CLP	Monthly	6.7%	0.27%	4,947,745	-	-	-	-	4,947,745
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	0.00%	0.00%	399,456					399,456
													Total	23,454,700

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Classification	03.31.2020	12.31.2019
	CLP (000’S)	CLP (000’S)
Current	202,081,737	243,700,553
Non-current	404,146	619,587
Total	202,485,883	244,320,140

Description	03.31.2020	12.31.2019
	CLP (000’S)	CLP (000’S)
Trade accounts payable	145,924,260	172,142,472
Withholding tax	37,890,774	53,326,254
Others	18,670,849	18,851,414
Total	202,485,883	244,320,140

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1       Balances

The composition of provisions is as follows:

Description	03.31.2020	12.31.2019
	CLP (000’S)	CLP (000’S)
Litigation (1)	61,694,771	69,107,550
Total	61,694,771	69,107,550

Current	1,581,607	2,068,984
Non-current	60,113,164	67,038,566
Total	61,694,771	69,107,550

(1)	Correspond to the provision made for the probable losses of fiscal, labor and commercial contingencies, based on the opinion of our legal advisors, according to the following detail:

Description (see note 23.1)	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Tax contingencies	34,319,667	38,853,059
Labor contingencies	9,579,247	10,569,754
Civil contingencies	17,795,857	19,684,737
Total	61,694,771	69,107,550

19.2        Movements

The movement of principal provisions over litigation is detailed as follows:

Detail	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Opening balance as of January 1	69,107,550	62,452,526
Additional provisions	46,456	121,003
Increase (decrease) in existing provisions (*)	(423,539)	(13,085,051)
Payments	1,000,742	21,506,141
Adjustment to existing provision	-	(2,511,589)
Increase (decrease) due to foreign exchange differences	(8,036,438)	624,520
Total	61,694,771	69,107,550

(*) During 2019, provisions consisting of fines demanded by the Brazilian tax authority on the use of tax credits resulting from favorable sentencing to Rio de Janeiro Refrescos Ltda.

20 – OTHER CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Dividends payable	182,549	22,639,150
Others	4,112,132	3,863,065
Total	4,294,681	26,502,215

21 – EQUITY

21.1        Number of shares:

	Number of shares subscribed at nominal value		Number of shares paid in		Number of voting shares
Series	2020	2019	2020	2019	2020	2019
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

21.1.1     Equity:

	Subscribed Capital		Paid-in capital
Series	2020	2019	2020	2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

21.1.2         Rights of each series:

•	Series A: Elects 12 of the 14 Directors

•	Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2            Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2020, the shareholders agreed to pay out of the 2019 earnings a final dividend and another additional dividend to the 30% required by Chile’s Law 18,046 which will be paid in May 2020 and August 2020, respectively.

Pursuant to Circular Letter N° 1,945 of the Chilean Financial Market Commission (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as accumulated earnings for future distribution.

The dividends declared and paid per share are presented below:

Periods		Dividend type	Profits imputable to dividends	CLP Series A	CLP Series B
2019	January	Interim	2018 Earnings	21.50	23.65
2019	May	Final	2018 Earnings	21.50	23.65
2019	August	Additional	Accumulated Earnings	21.50	23.65
2019	October	Interim	2019 Earnings	21.50	23.65
2020	January	Interim	2019 Earnings	22.60	24.86

21.3           Other Reserves

The balance of other reserves includes the following:

Description	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Goodwill in share exchange reserve	421,701,520	421,701,520
Translation differences reserves	(342,431,925)	(352,522,132)
Cash flow hedge reserves	(25,316,635)	(12,759,396)
Reserve for employee benefits actuarial gains or losses	(2,230,752)	(1,954,077)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	7,469,368
Total	63,172,314	67,370,821

21.3.1         Goodwill in share exchange reserve

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2         Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3         Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4         Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5         Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. Translation reserves are detailed as follows:

Details	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Brazil	(141,039,321)	(123,865,915)
Argentina	(236,938,720)	(223,155,351)
Paraguay	35,546,116	(5,500,866)
Total	(342,431,925)	(352,522,132)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Details	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Brazil	(42,245,203)	(9,685,718)
Argentina	9,477,202	(22,037,171)
Paraguay	29,412,416	(14,124,715)
Total	(3,355,585)	(45,847,604)

21.4            Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
	Ownership interest %		Shareholders’ Equity		Income
			March	March	March	March
Description	2020	2019	2020	2019	2020	2019
			M$	M$	M$	M$
Embotelladora del Atlántico S.A.	0.0171	0.0171	28,310	23,974	1,218	2,235
Andina Empaques Argentina S.A.	0.0209	0.0209	2,705	2,084	106	111
Paraguay Refrescos S.A.	2.1697	2.1697	6,254,727	5,238,457	234,173	172,963
Vital S.A.	35.0000	35.0000	8,190,841	7,726,128	286,101	51,343
Vital Aguas S.A.	33.5000	33.5000	1,854,443	2,096,438	50,559	109,946
Envases Central S.A.	40.7300	40.7300	5,574,594	5,030,054	426,063	199,820
Total			21,905,621	20,117,167	998,219	536,418

21.5            Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	03.31.2020
	SERIES A	SERIES B
Earnings attributable to shareholders (CLP 000’s)	22,852,821	25,137,697
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	48.29	53.11

Earnings per share	03.31.2019
	SERIES A	SERIES B
Earnings attributable to shareholders (CLP 000’s)	21,959,036	24,155,100
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	46.40	51.04

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps ("CCS"), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction. The Company currently maintains two CCSs on the balance sheet, one used to redenominate USD debt to BRL). and the second to redenominate USD debt to inflation indexed CLP (UF).

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of March 31, 2020 and December 31, 2019, the Company held the following derivative instruments:

22.1            Derivatives accounted for as cash flow hedges:

Cross Currency Swaps associated with US Bonds

At the closing date of these financial statements, the Company maintains derivative contracts to secure US Dollar public bond obligations of USD 360 million, to convert such obligations into Brazilian Real (BRL). Additionally, it has derivative contracts amounting to USD 300 million to convert such obligation into Unidades de Fomento (UF - CLP re-adjustable by the Consumer Price Index). The valuation of these contracts was made at their fair values, yielding a net (liability) asset at the closing date of the financial statements of CLP 162,301,874 thousand, which is presented within other non-current financial assets (liabilities). The expiration date of derivative contracts is 2023 and 2050, respectively.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified effective portion that was absorbed by the amounts recognized under comprehensive income.

22.2. Forward currency transactions expected to be very likely:

During 2020 and 2019, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e. closing USD/ARS, USD/BRL, USD/CLP and USD/GYP forward instruments. As of March 31, 2020, outstanding contracts amount to USD 53.43 million (USD 46.9 million as of December 31, 2019).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under statements of income in the "other gains and losses" account.

Fair value hierarchy

As of March 31, 2020, the Company held assets for derivative contracts for CLP 179,087,309 thousand (CLP 99,235,662 thousand as of December 31, 2019) and held liabilities for derivative contracts as of March 31, 2020 for CLP 13,280,975 thousand (CLP 374,576 thousand as of December 31, 2019). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3: Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at March 31, 2020
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Assets
Current assets
Other current financial assets	-	3.703.361	-	3.703.361
Other non-current financial assets	-	175.384.309	-	175.384.309
Total assets	-	179.087.670	-	179.087.670
Liabilities
Current liabilities
Other current financial liabilities	-	198.540	-	198.540
Other non-current financial liabilities	-	13.082.435	-	13.082.435
Total liabilities	-	13.280.975	-	13.280.975

	Fair Value Measurements at December 31, 2019
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Assets
Current assets
Other current financial assets	-	317.205		317.205
Other non-current financial assets	-	98.918.457	-	98.918.457
Total assets	-	99.235.662	-	99.235.662
Liabilities
Current liabilities
Other current financial liabilities	-	374.576	-	374.576
Total liabilities	-	374.576	-	374.576

23 – LITIGATION AND CONTINGENCIES

23.1            Lawsuits and other legal actions:

In the opinion of the Company's legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)    Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,061,874 thousand. Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 497,625 thousand to guaranty judicial liabilities

2)    Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 58,170,516 thousand. Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees As of March 31, 2020 and December 31, 2019 , amounted to CLP 28,613,781 thousand and CLP 32,166,823 thousand, respectively.

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,227,018,620, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.90%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached BRL 1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In September 2014, one of these trials for BRL 598,745,218, was settled in favor of the Company, however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to BRL 377,661,670.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criterion, from a total of identified contingencies amounting BRL 696,786,585 (including readjustments of current lawsuits), the Company recorded a provision for the beginning of business combination accounting in the amount BRL 214,055,319 equivalent to CLP 35,072,964 thousand.

b)	Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss, according to its legal counsel, is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. Based on this criterion, a starting provision has been made in the accounting of the business combination for BRL 79,812,333 equivalent to CLP 13,077,250 thousand.

3)    Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,577,703 thousand. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)    Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 3,903 thousand. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2 Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets included in the financial statements:

			Committed assets		Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	03.31.2020	12.31.2019
					CLP (000’s)	CLP (000’s)
Transportes San Martin	Embotelladora Andina S.A.	Parent Company	Cash	Trade accounts and other account receivable	2,860	2,805
Cooperativa Agricola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent Company	Cash	Other non-current financial assets	1,216,865	1,216,865
Inmob. e invers. supetar Ltda.	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	4,579	4,579
María Lobos Jamet	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	2,565	2,565
Bodega San Francisco	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	6,483	6,483
Workers Claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,013,305	6,600,863
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	10,808,550	12,186,432
Governmental institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and Equipment	Property, plant & equipment	11,791,894	13,379,610
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	264	250
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	396	375
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	284	268
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	5	5
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	38,387	36,313
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	29,174	27,598
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,180	1,116
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	182,459	172,602
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	56	53
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,379	2,250
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	3,307	3,128
Several lessors	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	16,993	15,289
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	447	422
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	380	360
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	3,228	3,054
Mirgoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	80	76
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,481	1,401
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	165,712	156,759
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	29,736	28,129
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	5,286	5,001
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	3,304	3,125
Kreitzer Jose Luis, Beade Alexis Y Bechetti Cesa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	13,086	-
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	5,442	3,955
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	1,026	917
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	826	738
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	1,426	1,275
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	1,357	1,213

Guarantees provided without obligation of assets included in the financial statements:

			Committed assets		Amounts involved
Guaranty Creditor	Debtor name	Relationship	Guaranty	Type	03.31.2020	12.31.2019
					CLP (000’s)	CLP (000’s)
Employee procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	2,151,989	2,601,353
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	8,404,291	8,233,853
Federal Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	132,729,664	116,192,877
State Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	51,235,968	43,015,207
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Associate	Loan	Guarantor	3,277,000	3,586,095
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	3,248,090	3,236,092
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	712,338	673,854
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	700,506	506,623

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of March 31, 2020, the Company maintains all its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to own issued Chilean local bonds at a fixed rate for UF 16,457 million denominated in UF (“UF”), debt indexed to inflation in Chile (Company sales are correlated with the UF variation).

There is also the Company’s indebtedness on the international market through two 144A/RegS Bonds at a fixed rate, one for USD 365 million (original amount issued USD 575 million and partial prepayment in October 2019 for USD 210 million), denominated in dollars, and practically 100% of which has been re-denominated to BRL through Cross Currency Swaps, and another one for USD 300 million denominated in USD, and practically 100% of which has been re-denominated to Unidades de Fomento (UF) through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a.	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 266 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.	Sale Interruption:

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.	Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.	Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In the case of Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A. (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b.	Financial investments

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a) Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a. 1 Investment in Argentina

As of March 31, 2020, the Company maintains a net investment of CLP 173,929,074 thousand. in Argentina, composed by the recognition of assets amounting to CLP 251,297,668 thousand and liabilities amounting to CLP 77,368,594. These investments accounted for 22.6% of the Company’s consolidated sales revenues

As of March 31, 2020, the Argentine peso devalued by 5.7% with respect to the Chilean peso.

If the exchange rate of the Argentine Peso devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of CLP 121,791 thousand and a decrease in equity of CLP 8,054,115 thousand, originated by lower asset recognition of CLP 12,155,279 thousand and by lower liabilities recognition of CLP 4,101,164 thousand.

a. 2 Investment in Brazil

As of March 31, 2020, the Company maintains a net investment of CLP 294,833,057 thousand in Brazil, composed by the recognition of assets amounting to CLP 915,935,499 thousand and liabilities amounting to CLP 621,102,442 thousand. These investments accounted for 33.7% of the Company's consolidated sales revenues.

As of March 31, 2020, the Brazilian Real devalued by 11.8% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of CLP 436,319 thousand and a decrease in equity of CLP 11,907,405 thousand, originated by lower asset recognition of CLP 35,827,990 thousand and by lower liabilities recognition of CLP 23,920,585 thousand.

a. 3 Investment in Paraguay

As of March 31, 2020, the Company maintains a net investment of CLP 288,271,019 thousand in Paraguay, composed by the recognition of assets amounting to CLP 330,105,891 thousand and liabilities amounting to CLP 41,834,872 thousand. These investments accounted for 8.9% of the Company's consolidated sales revenues.

As of March 31, 2020, the Paraguayan Guarani devalued by 11.9% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devalued by 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of CLP 513,937 thousand and a decrease in equity of CLP 13,183,065 thousand originated by lower asset recognition of CLP 15,428,930 thousand and lower liabilities recognition of CLP 2,245,866 thousand.

b) Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

c) Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates a 12-month forward horizon.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years, with interest calculated for each period:

	Maturity
Item	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Bank debt	758,203	742,191	-	-	-
Bonds payable	14,668,575	11,301,339	11,782,443	323,285,776	673,447,507
Lease obligations	11,112,529	11,244,288	10,923,633	7,985,827	15,247,675
Contractual obligations	59,306,495	6,145,528	5,167,015	2,523,321	2,499,886
Total	85,845,802	29,433,346	27,873,091	333,794,924	691,195,068

77

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2020	01.01.2019
Details	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Direct production costs	255,758,386	228,320,016
Employee expenses	71,045,579	62,789,969
Transportation and distribution	38,427,409	38,380,386
Advertising	10,482,301	5,934,530
Depreciation and amortization	28,002,841	25,943,081
Repairs and maintenance	6,122,473	5,717,578
Other expenses	18,819,063	12,419,222
Total (1)	428,658,052	379,504,781

(1) Corresponds to the addition of cost of sales, administration expenses and distribution cost.

26 – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2020	01.01.2019
Description	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Gain on disposal of Property, plant and equipment	546	13,153
Others	596,996	71,618
Total	597,942	84,771

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2020	01.01.2019
Description	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Contingencies and non-operating fees	2,124,629	1,293,190
Tax on bank debits	1,267,000	1,123,177
Write-offs, disposal and loss of Property, plant and equipment	(119,761)	26,515
Others	247,106	(157,758)
Total	3,518,974	2,285,124

28 – FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)	Financial income

	01.01.2020	01.01.2019
Description	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Interest income	1,599,965	412,476
Other financial income	511,783	621,860
Total	2,111,748	1,034,336

b)	Financial costs

	01.01.2020	01.01.2019
Description	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Bond interest	10,592,142	9,567,929
Bank loan interest	379,332	468,809
Other financial costs	1,422,590	989,049
Total	12,394,064	11,025,787

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2020	01.01.2019
Details	03.31.2020	03.31.2019
	CLP (000’s)	CLP (000’s)
Other income	855	-
Total	855	-

30. LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	03.31.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Cash and cash equivalents	382,144,839	157,567,986
USD	23,368,571	16,732,278
EUR	65,698	9,723
CLP	302,632,625	78,421,936
BRL	34,770,650	46,189,977
ARS	5,021,080	3,830,199
PGY	16,286,215	12,383,873

Other financial assets, current	3,703,382	347,278
CLP	898,054	275,407
BRL	2,769,674	13,498
ARS	21	16,575
PGY	35,633	41,798

Other non-financial assets, current	20,580,449	16,188,965
USD	70,862	893,571
EUR	615,636	615,636
UF	459,047	410,203
CLP	8,584,811	5,642,901
BRL	1,960,968	1,738,793
ARS	5,602,480	3,918,728
PGY	3,286,645	2,969,133

Trade accounts and other accounts receivable	156,446,702	191,077,588
USD	1,055,395	1,431,079
EUR	1,037	-
UF	592,660	453,469
CLP	84,385,353	83,328,449
BRL	51,060,674	79,586,461
ARS	13,516,068	19,088,164
PGY	5,835,515	7,189,966

Accounts receivable related entities	10,945,790	10,835,768
USD	41,106	45,644
CLP	8,160,181	9,157,922
ARS	2,744,503	1,632,202

Inventories	149,603,422	147,641,224
USD	488,079	6,027,076
CLP	53,342,368	48,320,784
BRL	42,127,800	43,820,564
ARS	37,202,346	34,262,914
PGY	16,442,829	15,209,886

Current tax assets	6,256,731	9,815,294
CLP	3,711,061	9,815,294
BRL	2,545,670	-

Total current assets	729,681,315	533,474,103
USD	25,024,013	25,129,648
EUR	682,371	625,359
UF	1,051,707	863,672
CLP	461,714,453	234,962,693
BRL	135,235,436	171,349,293
ARS	64,086,498	62,748,782
PGY	41,886,837	37,794,656

NON-CURRENT ASSETS	03.31.2020	12.31.2019
	CLP (000’S)	CLP (000’S)
Other financial assets, non-current	188,757,433	110,784,311
UF	1,216,865	1,216,865
BRL	175,384,309	98,918,457
ARS	12,156,259	10,648,989

Other non-financial assets, non-current	111,386,424	125,636,150
UF	322,230	318,533
CLP	47,531	47,531
BRL	108,440,361	122,922,979
ARS	2,459,602	2,223,600
PGY	116,700	123,507

Accounts receivable, non-current	722,847	523,769
UF	659,003	465,371
BRL	11	-
ARS	1,646	636
PGY	62,187	57,762

Accounts receivable related entities, non-current	198,637	283,118
CLP	198,637	283,118

Investments accounted for using the equity method	95,603,236	99,866,733
CLP	51,190,176	49,703,673
BRL	44,413,060	50,163,060
ARS

Intangible assets other than goodwill	673,629,613	675,075,375
USD	3,959,421	3,959,421
CLP	307,207,125	307,324,953
BRL	167,180,952	189,240,893
ARS	3,013,864	2,708,445
PGY	192,268,251	171,841,663

Goodwill	117,297,370	121,221,661
CLP	9,523,767	9,523,767
BRL	65,848,374	74,653,328
ARS	33,763,582	29,750,238
PGY	8,161,647	7,294,328

Property, plant and equipment	711,803,641	722,718,863
CLP	282,016,804	282,861,852
BRL	219,395,748	251,080,517
ARS	133,997,005	119,784,304
PGY	76,394,084	68,992,190

Deferred tax assets	1,566,877	1,364,340
CLP	1,566,877	1,364,340

Total non-current assets	1,900,966,078	1,857,474,320
USD	3,959,421	3,959,421
UF	2,198,098	2,000,769
CLP	651,750,917	651,109,234
BRL	780,662,815	786,979,234
ARS	185,391,958	165,116,212
PGY	277,002,869	110,784,311

	03.31.2020			12.31.2019
CURRENT LIABILITIES	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Other financial liabilities, current	9,941,195	22,224,594	32,165,790	9,719,894	30,873,984	40,593,878
USD	63,028	1,309,928	1,372,956	55,388	3,147,441	3,202,829
UF	8,476,024	4,891,156	13,367,180	7,535,228	11,836,936	19,372,164
CLP	856,877	11,937,114	12,793,991	842,221	11,700,946	12,543,167
BRL	418,956	1,516,057	1,935,013	1,153,072	2,119,141	3,272,213
ARS	59,081	963,567	1,022,647	75,060	704,921	779,981
PGY	67,229	1,606,773	1,674,002	58,925	1,364,599	1,423,524

Trade accounts and other accounts payable, current	191,807,520	10,274,217	202,081,737	228,259,216	15,441,337	243,700,553
USD	12,142,491	-	12,142,491	10,049,567	-	10,049,567
EUR	1,831,447	-	1,831,447	2,024,156	-	2,024,156
UF	2,152,186	-	2,152,186	2,044,871	-	2,044,871
CLP	80,509,193	10,274,217	90,783,411	84,602,547	15,441,337	100,043,884
BRL	53,828,556	-	53,828,556	75,051,089	-	75,051,089
ARS	28,608,306	-	28,608,306	40,826,489		40,826,489
PGY	12,735,340	-	12,735,340	13,660,497	-	13,660,497
Other currencies	12,142,491	-	12,142,491	-	-	-

Accounts payable related entities, current	50,919,402	-	50,919,402	53,637,601	-	53,637,601
CLP	29,473,712	-	29,473,712	28,471,399	-	28,471,399
BRL	12,118,143	-	12,118,143	19,279,132	-	19,279,132
ARS	9,327,547	-	9,327,547	5,887,070	-	5,887,070
PGY	29,473,712	-	29,473,712

Other current provisions	1,150,422	431,185	1,581,607	1,637,799	431,185	2,068,984
CLP	1,150,422	427,697	1,578,119	1,637,799	427,697	2,065,496
PGY	-	3,488	3,488	-	3,488	3,488

Tax liabilities, current	389,618	7,965,696	8,355,314	3,097,223	3,665,044	6,762,267
CLP	162,586	134,885	297,471	896,975	-	896,975
BRL	-	-	-	2,107,381	-	2,107,381
ARS	227,032	6,471,292	6,698,324	92,867	3,446,054	3,538,921
PGY	-	1,359,519	1,359,519	-	218,990	218,990

Employee benefits current provisions	12,959,259	10,695,515	23,654,774	26,513,813	11,879,041	38,392,854
CLP	808,673	3,551,229	4,359,902	1,241,603	5,509,351	6,750,954
BRL	10,785,035	-	10,785,035	20,681,694	-	20,681,694
ARS	1,365,551	6,253,906	7,619,457	4,590,516	5,260,142	9,850,658
PGY	-	890,380	890,380	-	1,109,548	1,109,548

Other current non-financial liabilities	612,512	3,682,169	4,294,681	328,441	26,173,774	26,502,215
CLP	611,884	3,557,836	4,169,720	327,847	26,064,658	26,392,504
ARS	628	8,156	8,784	594	5,286	5,880
PGY		116,177	116,177	-	103,830	103,830

Total current liabilities	267,779,928	55,273,377	323,053,305	323,193,987	88,464,365	411,658,352
USD	12,205,520	1,309,928	13,515,448	10,104,955	3,147,441	13,252,396
EUR	1,831,447	-	1,831,447	2,024,156	-	2,024,156
UF	10,628,210	4,891,156	15,519,366	9,580,099	11,836,936	21,417,035
CLP	113,573,348	29,882,978	143,456,325	118,021,391	59,143,989	177,164,380
BRL	77,150,690	1,516,057	78,666,747	118,272,368	2,119,141	120,391,509
ARS	39,588,145	13,696,921	53,285,065	51,472,596	9,416,403	60,888,999
PGY	12,802,569	3,976,337	16,778,906	13,719,422	2,800,455	16,519,877

81

	03.31.2020				12.31.2019
NON-CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Other financial liabilities, non-current	34,096,703	339,537,016	672,509,450	1,046,143,169	34,794,568	299,661,490	408,870,999	743,327,057
USD	403,248	311,293,218	248,663,204	560,359,670	509,366	271,700,335	-	272,209,701
UF	23,083,783	12,294,826	416,780,311	452,158,920	22,584,954	24,627,105	400,393,581	447,605,640
CLP	7,333,457	13,082,435	-	20,415,892	7,926,056	-	-	7,926,056
BRL	2,850,241	2,866,537	7,065,935	12,782,713	3,319,514	3,334,050	8,477,418	15,130,982
ARS	37,455	-	-	37,455	55,222	-	-	55,222
PGY	388,520	-	-	388,520	399,456	-	-	399,456

Accounts payable, non-current	404,146	-	-	404,146	619,587	-	-	619,587
CLP	403,004	-	-	403,004	618,509	-	-	618,509
ARS	1,142	-	-	1,142	1,078	-	-	1,078

Accounts payable related entities	17,444,941	-	-	17,444,941	19,777,812	-	-	19,777,812
BRL	17,444,941	-	-	17,444,941	19,777,812	-	-	19,777,812

Other provisions, non-current	1,077,877	59,035,287	-	60,113,164	968,404	66,070,162	-	67,038,566
BRL	-	59,035,287	-	59,035,287	-	66,070,162	-	66,070,162
ARS	1,077,877	-	-	1,077,877	968,404	-	-	968,404

Deferred tax liabilities	14,778,435	46,597,542	94,314,568	155,690,545	12,834,788	49,848,536	106,766,423	169,449,747
UF	-	-	-		-	-	h 1,298,050	1,298,050
CLP	1,527,984	222,033	77,371,836	79,121,853	1,449,404	181,418	90,271,026	91,901,848
BRL	-	46,375,509	-	46,375,509	-	49,667,118	-	49,667,118
ARS	13,250,451	-	-	13,250,451	11,385,384	-	-	11,385,384
PGY	-	-	16,942,732	16,942,732	-	-	15,197,347	15,197,347

Employee benefits non-current provisions	1.215.512	192,335	9,337,790	10,745,637	1,114,051	148,954	8,910,349	10,173,354
CLP	502,521	192,335	9,337,790	10,032,646	461,587	148,954	8,910,349	9,520,890
ARS	93,120	-	-	-	88,090	-	-	88,090
PGY	619,871	-	-	-	564,374	-	-	564,374

Total non-current liabilities	69,017,614	445,362,180	776,161,808	1,290,541,602	70,109,209	415,729,142	524,547,771	1,010,386,123
USD	403,248	311,293,218	248,663,204	560,359,670	509,366	271,700,335	-	272,209,701
UF	23,083,783	12,294,826	416,780,311	452,158,920	22,584,954	24,627,105	401,691,631	448,903,690
CLP	9,766,966	13,496,803	86,709,626	109,973,395	10,455,555	330,372	99,181,375	109,967,302
BRL	20,295,182	108,277,333	7,065,935	135,638,450	23,097,326	119,071,330	8,477,418	150,646,074
ARS	14,460,045	-	-	14,460,045	12,498,178	-	-	12,498,178
PGY	1,008,391	-	16,942,732	17,951,123	963,830	-	15,197,347	16,161,177

82

31 – THE ENVIRONMENT

The Company has made disbursements for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	2020 period		Future commitments
Country	Recorded as expenses	Capitalized to Property, plant and equipment	To be recorded as expenses	To be capitalized to Property, plant and equipment
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chile	407,634	-	-	-
Argentina	125,536	-	18,301	-
Brazil	299,781	22,018	798,492	121,308
Paraguay	26,150	1,108	-	-
Total	859,101	23,126	816,793	121,308

32 – SUBSEQUENT EVENTS

Impact of COVID-19 on our business:

As a result of the impact that COVID-19 is having in different countries around the world, including its more recent outbreak in the countries where we operate, Coca-Cola Andina has taken measures necessary to protect its employees and to ensure the continuity of the Company’s operations.

Among the measures it has adopted to protect its employees are the following:

•	the launch of a campaign to educate our employees on actions to be taken to avoid the spread of COVID-19;

•	sending home any employee that has been exposed to the virus;

•	implementation of additional cleaning protocols for our facilities;

•	modifying certain work practices and activities, keeping customer service:

-	home office has been implemented for those employees whose work can be performed remotely

-	domestic and international traveling has been canceled

•	providing personal protection items to all our employees who need to keep working at plants and distribution centers, as well as to truck drivers and assistants, including face masks and sanitizers.

Since mid-March, governments of the countries where the Company operates, have adopted several measures to reduce infection rates of COVID-19. Among these measures are, the closing of schools, universities, shopping centers, restaurants and bars, prohibiting social gathering events, issuing stay-at-home orders and establishing quarantine requirements, imposing additional sanitary requirements on exports and imports, and limiting international travel and closing borders. Governments in the countries where we operate have also announced economic stimulus programs for families and businesses, including in Argentina a temporary restriction on workforce reductions.

83

These government measures are affecting our Company and our customers. As these measures become more restrictive or are extended in time, our Company’s priority will continue to be to protect the health and safety of our employees and to continue operating to serve our customers and communities in the best way we can. To date, our operations have not been required to close and we are not aware of COVID-19 affecting any significant part of our workforce.

Since mid-March, and as a result of the COVID-19 pandemic and the restrictions imposed by the authorities in the 4 countries where we operate, we have seen great volatility in our sales across channels. During this period, at the consolidated level, we have observed a significant decline in our sales volumes on the on-premise channel, consisting mainly of restaurants and bars, which have mostly had to be closed. We have also seen a decrease in volume in the wholesale channel, as well as a moderate decrease in volumes in the supermarket and traditional (mom & pops) channels. These volume changes vary significantly between the four operations. Because these changes are very recent, and because the pandemic and the measures taken by governments are changing very rapidly, we believe it is too early to draw conclusions about changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to uncertainties regarding the COVID-19 pandemic and the above-mentioned government restrictions, including how long these conditions may persist, and uncertainties regarding the effects they will have on our sales volumes and our business in general, we cannot accurately predict the ultimate financial impact from these new trends. In any event, we estimate that we will not face liquidity constraints, or difficulties in complying with covenants under our debt instruments. We do not anticipate any significant provisions or impairments at this time. In addition, we are reviewing our investment and expense plan for the year to adapt it to these new trends.

No other events have occurred after March 31, 2020 that may significantly affect the Company's consolidated financial situation.

84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, May 7, 2020